UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2004 (5)	File No.: 0-11378

TRANSGLOBE ENERGY CORPORATION
(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F ☐     Form 40F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Form 27 - Report dated April 28, 2004 - Press Release dated April 28, 2004 - TransGlobe Energy Corporation Announces Successful Appraisal Well and Production Increases in Republic of Yemen.
99.2	Material Change Form 27 - Report dated April 29, 2004 - Press Release dated April 29, 2004 - TransGlobe Energy Corporation First Interim Report for the Three Months Ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: April 29, 2004	By:	/s/ David Ferguson

David Ferguson Vice President, Finance & CFO